1 GLOBAL BLUE REPORTS STRONG Q1 FY24/25 FINANCIAL RESULTS WITH CONTINUED SUBSTANTIAL REVENUE GROWTH & MARGIN IMPROVEMENT, ANNOUNCES INAUGURAL SHARE BUYBACK AUTHORIZATION • Strong YoY growth in Group Q1 Revenue of 25% to €118m, with a 55% increase in Q1 Adjusted EBITDA to €43m • Improvement in Q1 Adjusted EBITDA margin of 7ppts to 36.5% and a 65% drop-through(1) • Solid acceleration in Annualized Adjusted EBITDA(2) to €205m vs. €164m in the previous quarter • July’s Tax Free Shopping Sales-in-Store(3) YoY growth of 25% confirming the positive Q1 FY24/25 trends • Financial guidance reaffirmed – FY24/25 Adjusted EBITDA of >€200m • Announcing $10 million share repurchase program Signy, Switzerland, August 28, 2024 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announces its financial results for the first quarter ended June 30, 2024. Global Blue’s CEO, Jacques Stern, commented: “We are pleased to report a strong start to our financial year with 25% YoY growth in Q1 FY24/25 Revenue, somewhat contrasting with the overall mixed performance reported during the same period by Luxury companies. “The YoY growth in Adjusted EBITDA reached 55% in Q1 and the Adjusted EBITDA margin improved by 7pts to 37%, reflecting the high operating leverage profile together with the ongoing focus on the cost base. This has led to a solid acceleration in Annualized Adjusted EBITDA(2) to €205m compared to €164 million in the previous quarter. “Given our strong start to the year, the progression of Tax Free Shopping LfL Issued Sales- in-Store(3) in July of 25% and strong progress with our strategic initiatives, we reiterate our FY24/25 Adjusted EBITDA guidance of more than €200m. “In light of continued robust operational improvement and free cash flow generation not reflected in the share price, we are announcing a $10 million share repurchase program.”

2 EXECUTIVE SUMMARY Q1 FY24/25 financial results showed a significant improvement across all key metrics. Strong financial performance The Group delivered a 25% YoY increase in Revenue to €118m and a 55% YoY increase in Adjusted EBITDA to €43m. The increase in Adjusted EBITDA implied an improvement in margin of 7pts to 36.5% with a 65% drop-through(1). This drove a significant acceleration of the annualized quarterly Adjusted EBITDA(2) to €205m, up from €164m in Q4 FY23/24 and €134m in Q1 FY23/24. Furthermore, the Group delivered a significant improvement in the net leverage ratio(4) to 3.4x at end June 2024 from 5.7x at end June 2023, and in line with the long-term objective of <2.5x. Continuation of the progression in Tax Free Shopping in July 2024 In July 2024, following on from the strong performance in Q1 FY24/25, Tax Free Shopping LfL Worldwide Issued Sales-in-Store(3) experienced a YoY growth rate of +25%, with +12% in Continental Europe and a significant YoY growth rate of +64% in Asia Pacific. All major nationalities are contributing to this double-digit growth, led by Mainland China at +73%. Confirmation of guidance and long-term targets Given the strong start to the year, and July’s Tax Free Shopping LfL Issued Sales-in-Store(3) trends, the Group reiterates financial guidance and long-term targets, with FY24/25 Adjusted EBITDA of more than €200m. As the environment normalizes thereafter, in the long-term, Global Blue is targeting 8-12% Revenue growth, >50% drop-through(1), and a net leverage ratio(4) <2.5x. Share buy-back announcement Given the strong operational improvement, rapid deleveraging, reaffirmation of financial guidance, and expectations for continued free cash flow generation, Global Blue announced today a $10 million share repurchase program valid for 6 months. No shares will be purchased from Silver Lake or its affiliates. Global Blue plans to use its existing cash to fund repurchases made under the share repurchase program.

FINANCIAL PERFORMANCE

Q1 FY24/245 Financial Performance

€M	Q1 FY22/23	Q1 FY23/24	Q1 FY24/25	Q1 FY24/25 vs. Q1 FY23/24 (%)
Revenue				
Tax Free Shopping Solutions	39.6	68.6	91.1	
Payments	12.6	18.8	20.3	
Post-Purchase Solutions	4.0	7.1	6.3	
Revenue	**56.1**	**94.5**	**117.8**	***25%***
Variable costs	(14.9)	(23.2)	(26.1)	
Contribution[5]	**41.2**	**71.3**	**91.7**	***29%***
Fixed costs	(34.3)	(43.5)	(48.7)	
Adjusted EBITDA	**6.8**	**27.8**	**43.0**	***55%***
Adjusted EBITDA Margin(%)	***12.1%***	***29.4%***	***36.5%***	***+7pts***
Adjusted Depreciation & Amortisation	(8.7)	(9.0)	(11.0)	
Net Finance Costs	(10.0)	(10.7)	(15.2)	
Adjusted Profit before Tax	**(11.9)**	**8.1**	**16.8**	
Adjusted Income Tax Expense	0.6	(4.5)	(7.5)	
Non-Controlling Interests	(0.3)	(1.4)	(3.2)	
Adjusted Net Income Group Share	**(11.6)**	**2.1**	**6.1**	

Revenue

The Group delivered Revenue of €117.8m, a 25% YoY increase, driven by a particularly strong performance in Tax Free Shopping Solutions.

Tax Free Shopping Solutions delivered Revenue of €91.1m, a 33% YoY increase. Revenue in Continental Europe reached €74.4m, a 26% LfL YoY increase, while Revenue in Asia Pacific reached €16.8m, a 78% LfL YoY increase, benefitting from the strong progression in Sales-in-Store[3]. In Continental Europe, there was a significant YoY progression across all nationalities, with GCC +43%, Mainland China +31% and US +17%. The strong YoY performance in Asia Pacific reflects a solid acceleration in the recovery with Mainland China +224%, North East Asia +146% and Hong Kong & Taiwan +69%.

Payments delivered Revenue of €20.3m, an 8% YoY increase, ahead of the 5% Sales-in-Store, mainly due to the increased margin on both treasury gains and Acquirers. Revenue in FX Solutions reached €10.4m, a 6% LfL YoY increase whilst Revenue in the Acquiring & Gateway business reached €10.0m, a 13% LfL YoY increase.

Post-Purchase Solutions delivered Revenue of €6.3m, an 11% YoY decline. Whilst Revenue was impacted by management's decision to move away from certain low-contribution[5] ZigZag carriage contracts, the Contribution[5] growth of the segment (after carrier costs) was strong at 14%.

Contribution[5]

Given the strong focus on the cost base, the Group delivered a Contribution[5] of €91.7m, a 29% YoY increase and maintained a high level of level of Contribution[5] margin with Tax Free Shopping Solutions at 84%, FX Solutions at 96% and Post-Purchase Solutions at 61%.

Adjusted EBITDA

The Group delivered Adjusted EBITDA of €43.0m in Q1 FY24/25, a 55% YoY increase, reflecting the high operating leverage profile together with the ongoing focus on the cost base. This implied an improvement in margin of 7ppts to 37% and a 65% drop-through[1].

On that basis, Quarterly Annualized Adjusted EBITDA[2] has shown a strong improvement of €41m to €205m in Q1 FY24/25 vs. €164m in Q4 FY23/24. This reflects the increased

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4 revenue recovery in the quarter with Europe at 100% vs 82% in Q4 FY23/24 and Asia at 159% vs 124% in Q4 FY23/24. Adjusted Profit before Tax The Group delivered Adjusted Profit Before Tax of €16.8m in Q1 FY24/25, a 107% YoY increase, mainly reflecting the significant increase in Adjusted EBITDA partially offset by an increase of €4.5m in net finance costs, related to higher interest costs in the period. Cash Flow, Balance Sheet, and Net Debt The Group delivered a solid improvement in Adjusted EBITDA less capital expenditure of €32.6m, a YoY improvement of €12.6m. In parallel, impacted by the seasonality of the Working Capital, the Pre-tax unlevered Free Cash Flow reached a level of (€10.1m) vs. (€30.6m) in the same period last year. As at June 30, 2024, Group Net Debt reached €566.1m, consisting of Gross Financial Debt of €665.0m and Cash & Cash Equivalents of €98.9m, resulting in a net leverage ratio(4) of 3.4x, a significant improvement from 5.7x at June 30, 2023. LATEST TAX FREE SHOPPING TRENDS IN JULY 2024 In July 2024, the Tax Free Shopping Worldwide LfL Issued Sales-in-Store(3) experienced a YoY growth rate of +25%. In Continental Europe, July 2024 Sales-in-Store(3) increased by +12% compared to the same period last year, driven by a +10% increase in the number of shoppers and a +2% increase in the average spend per shopper. Mainland Chinese shoppers led the performance at +33%, followed by US shoppers at +15% and GCC shoppers at +7%. In Asia Pacific, July 2024 Sales-in-Store(3) was up +64% compared to the same period last year. This was driven by a +49% increase in the number of shoppers and a +10% increase in the average spend per shopper. All nationalities demonstrated a strong Sales-in-Store(3) performance, led by Mainland Chinese shoppers at +97%, followed by North East shoppers at +76% and Hong Kong and Taiwan at +60%. SHARE BUY-BACK ANNOUNCEMENT In light of the company performance, Global Blue announced today that its Board of Directors has approved an up to $10 million share repurchase program of its ordinary shares over the next 6 months (the “Repurchase Program”). No shares will be purchased from Silver Lake or its affiliates. Global Blue plans to use its existing cash to fund repurchases made under the share repurchase program. The Company’s continued robust improvement in operational performance, de-leveraging, liquidity position, and expectations for continued free cash flow generation have put it into a position to execute this share repurchase program. Share repurchases may be effected through open market repurchases (including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended), or otherwise through purchases on the New York Stock Exchange, in each case at prevailing market prices and on such terms and in such amounts as a repurchase committee of the Board of directors deems appropriate. All shares repurchased will be cancelled with the purchase price being offset against/deducted

5 from Global Blue’s capital contribution reserves. Global Blue is not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased will depend on a variety of factors, including Global Blue’s share price and liquidity requirements, other business considerations, and general market and economic conditions. Global Blue may discontinue or modify purchases without notice at any time. FINANCIAL GUIDANCE AND LONG-TERM TARGETS Global Blue reiterates its guidance and long term-targets, (Global Blue Group Holding AG - Global Blue Introduces Financial Guidance and Long-term Targets) including the expected Adjusted EBITDA of more than €200m in FY24/25. As the environment normalizes thereafter, in the long-term, Global Blue is targeting 8-12% Revenue growth, >50% drop- through(1), and a net leverage ratio(4) <2.5x. 1Refers to the portion of Revenue growth that drops through to the Adjusted EBITDA line. 2Quarterly Annualized Adjusted EBITDA is calculated by applying quarterly revenue recovery to CY2019 four quarters (pre-COVID) levels, bridging to Adjusted EBITDA based on the respective quarter contribution margin and full year fixed costs. The annualization factor reflects seasonality. 3Refers to the Issued Sales-In-Store (Spend), like-for-like (at constant merchant scope and exchange rates). 4Net Leverage refers to Net Debt divided by the last 12 months Adjusted EBITDA excluding Post-Purchase Solutions Adjusted EBITDA losses. 5Refers to Revenue less variable costs. WEBCAST INFORMATION An audio recording of commentary on the results, along with supplemental financial information, can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com NON-IFRS FINANCIAL MEASURES This press release contains certain Non-IFRS Financial Measures. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release. FORWARD-LOOKING STATEMENTS This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management’s expectations, hopes, beliefs, intentions, or strategies regarding the future. The words “anticipate,” “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue’s current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from

6 those expressed or implied by these forward-looking statements. These include commercial expectations and other external factors, including political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID-19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under “Risk Factors” in Global Blue’s Annual Report on Form 20-F/A for the fiscal year ended March 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue’s control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across more than 50 countries, in three industries: Tax Free Shopping, Payments and Post- Purchase solutions. With c2,000 employees, Global Blue generated €28bn Sales-in-Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Source: Global Blue